June 30, 2009

Mr. Stephen Krikorian

United States Securities and
Exchange Commission

100 “F” Street, NE

Washington, D.C.  20549

Re:      DineEquity, Inc.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Filed October 31, 2008

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 26, 2009

File No. 001-15283

Dear Mr. Krikorian:

As the Vice President, Corporate Controller of DineEquity, Inc., I am providing our responses to the Staff’s comments raised in its letter dated June 3, 2009.  For ease of reference, the Staff’s comments are reproduced below in their entirety, and the Company’s response immediately follows.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

7. Impairments and Closure Charges, page 96

1.              We have reviewed your response to our prior comment number 8. Please clarify your statement that “the estimated future cash flows for the company reporting unit consist of cash flows from an assumed declining number of company-operated restaurants.” This statement seems to imply that goodwill would not have declined as portions of the reporting unit are sold. Tell us whether you consider a restaurant to be a business as defined in EITF 98-3. See paragraph 39 of SFAS 142. If a restaurant is a business, please explain why the goodwill balance would not be adjusted as each restaurant is sold.

Response

We did not intend to imply that goodwill would not have declined as portions of the reporting unit are sold.  We intended only to explain the current economic factors that affected company-operated restaurants but not our franchise restaurants.

We do consider a restaurant to be a business as defined in EITF 98-3. As disclosed in the table which appears on page 98 as part of Note 8 of Notes to Consolidated Financial Statements of Form 10-K for the Fiscal Year Ended December 31, 2008, as refranchisings took place in our California, Delaware, Nevada and Texas markets, $11.3 million of goodwill that had been allocated to the Applebee’s Company-operated unit was removed and included in the determination of gain or loss on disposition of those restaurants.

16. Preferred Stock and Stockholders’ Equity

Series A Perpetual Preferred Stock, page 114

2.              We have reviewed your response to our prior comment number 11. We repeat our prior comment to disclose the terms of the Series A Perpetual Preferred Stock that causes these shares to be classified as temporary equity.

Response

We will disclose the existence of the change-in-control provision that requires classification of the Series A Preferred Stock outside of permanent equity in accordance with EITF D98-4 in future filings, commencing with our Form 10-Q for the Quarterly Period ended June 30, 2009.

Item 11. Executive Compensation, page 133

Incorporated by Reference from the Definitive Proxy Statement on Schedule 14A filed April 17, 2009

Compensation Discussion and Analysis, page 15

General

3.              We note that in many instances where you discuss how compensation was set for the named executive officers, you note that the disclosure does not address compensation for Ms. Stewart.  For instance, it appears that CEO recommendations and assessments played a significant role in setting annual salaries and salary increases for 2008, though we note no discussion of the material increase in Ms. Stewart’s annual salary for 2008 or how the increase was determined.  Please tell us how each element of Ms. Stewart’s compensation was determined and confirm that you will provide disclosure to this effect in future filings.

Response

Ms. Stewart’s Annual Base Salary.

As previously disclosed in the proxy statement for our 2008 annual meeting of shareholders, filed on April 17, 2008, Ms. Stewart’s annual base salary was increased by the Compensation Committee (the “Committee”) from $655,000 to $855,000, effective as of December 1, 2007, in recognition of her increased duties and responsibilities and the added size and complexity of the Company subsequent to the acquisition of Applebee’s in November, 2007.  Her increased salary was within 10% of the median CEO salary for the Named Executives Peer Group.  Ms. Stewart did not receive an additional base salary increase in 2008.  An explanation of this fact was inadvertently deleted during the editing process.

Ms. Stewart’s Annual Bonus.

As indicated in the last paragraph on page 17 of the 2009 proxy statement, Ms. Stewart’s annual bonus target was set at 100% of her annual base salary.  In setting this target bonus amount the Committee consulted with its compensation consultant Hewitt & Associates and considered the peer group data.  The target bonus for Ms. Stewart was approximately equal to the median bonus target among CEOs in the Named Executives Peer Group. The target bonus amounts for the other Named Executives were set at approximately the median for like positions of companies in the Named Executives Peer Group, assuming that their performance objectives were met.  Unlike the other Named Executives, Ms. Stewart’s annual bonus was not based on the achievement of predefined individual business objectives.  Instead, consistent with prior years, her annual bonus was tied to the performance of the Company as a whole and would be equal to the Committee’s determination of the Business Performance Modifier (as described below) for DineEquity, Inc. multiplied by her target amount of 100% of her base salary.

In devising the 2008 bonus plan, the Committee elected to retain the discretion to set a “Business Performance Modifier” for purposes of determining the maximum bonus amount a participant could receive rather than establishing targets based on pre-determined measures.  The reason being that the Company had just completed the acquisition of Applebee’s and the Committee determined it would be difficult, if not impossible, to develop targets based on profit, earnings or cash flow measures due to distortions associated with the acquisition, the inability to forecast due to volatile economic conditions, as well as a lack of history operating the Applebee’s business.

At the end of 2008, the Committee exercised its judgment and set the Business Performance Modifiers for the Company and the IHOP and Applebee’s business units after consideration of a variety of measures of 2008 performance, including comparable store sales growth, customer traffic growth, cash flow from operations, net operating income, and earnings per share.  In addition, the Committee’s decisions about the levels of the Business Performance Modifiers were based on retention concerns and the desire to reward executives for their efforts and progress in a challenging year.

Ms. Stewart’s Restricted Stock and Stock Option Grants.

The Committee’s considerations in determining the amount of restricted stock and stock option grants included the Committee’s assessment of Ms. Stewart’s individual performance, the extent of the challenges associated with restructuring the Company to successfully integrate the Applebee’s business, the fact that she would not receive an award under the Long-Term Incentive Plan (the “LTIP”) for 2008 (as explained on page 19 of the proxy statement), the Committee’s opinion that restricted stock and stock option grants are effective means of retaining valuable executives as well as a means to align the executive’s compensation with the interests of the shareholders, the fair market value of the Company’s common stock at the time of the awards, the potential contribution that Ms. Stewart could be expected to make in the future, grants of restricted stock and other equity based awards previously awarded to Ms. Stewart, and the value of equity awards provided to the CEOs of other companies in the Named Executives Peer Group.  The aggregate fair value of Ms. Stewart’s equity awards for 2008 was within 10% of the median market data for the Named Executives Peer Group.

Ms. Stewart’s LTIP Payout

The calculation of Ms. Stewart’s LTIP Cycle 3 payout was identical to that of the other Named Executives.  The plan formula for determining the exact payout is described at length on pages 19 and 20 of our 2009 proxy statement.  Ms. Stewart’s Cycle 3 award was originally granted in 2006.

In its future filings the Company will discuss how compensation was determined for the CEO separate and apart from the discussion of how compensation was determined for the other Named Executives.

(a) General Philosophy Regarding Executive Compensation and Objective, page 15

4.  Please clarify the reference at the bottom of page 15 to the “cash flow measure” used in setting compensation.

Response

The reference to the “cash flow measure” was intended to be a reference to the term “pre-determined performance objectives” in the previous sentence.  In recent years the Committee has evaluated Ms. Stewart’s performance based, in part, on the level of cash from operations generated by the Company.  Prior to the Applebee’s acquisition, it was one of the Company’s stated goals to return its excess cash to the shareholders via dividends and share repurchases and subsequent to the Applebee’s acquisition, the generation of cash from operations continues to be an important measure to reduce outstanding debt incurred in the acquisition.  As mentioned elsewhere in the Compensation Discussion and Analysis (“CD&A”), compensation arrangements for the other Named Executives were based in part on achieving a cash flow target as well as other specified goals.

In its future filings the Company will provide more detail regarding such measures.

(b) Compensation Setting and Equity Grant Procedures, page 16

5.              You state the CEO, Senior Vice President, Human Resources and Executive Director of Compensation and Benefits participate in a series of meetings with the Compensation Committee to determine compensation for the named executive officers without describing what role they play in setting compensation.   Please discuss the role each plays in the process and clarify whether the Senior Vice President and Executive Director have input in setting their own compensation.  Refer to Item 402(b)(2)(xv) of Regulation S-K.

Response

Neither the CEO, Senior Vice President, Human Resources (“Senior VP”) nor the Executive Director of Compensation and Benefits (the “Executive Director”) participated in setting her/his own compensation, except indirectly, in the sense that they provided generalized information or recommendations about the scope or types of awards to be made to classes of participants under compensation plans that they also participated in (e.g. recommended ranges of stock grants for participants at the executive director level under the Company’s Stock Incentive Plan).

The Senior VP was hired in March, 2008.  As a result, because most of the decisions impacting 2008 pay were made prior to this time, his role in setting compensation for Ms. Stewart and the other Named Executives was fairly limited.  The CEO and the Executive Director provided input to the Compensation Committee in connection with its compensation deliberations for Ms. Stewart and the other Named Executives consisting of:

•                  The CEO provided qualitative assessments of each executive’s past performance (other than herself), potential future contributions, and retention risk.

•                  Based on the assessment described above, as well as market data provided by the Committee’s compensation consultant, the CEO and the Executive Director recommended to the Committee a positioning within the market range for each of the Named Executives (other than the CEO).

•                  In instances where new executives are hired, the CEO, Senior VP, and Executive Director discussed the executive’s compensation with their current or former employer, actual vs. desired skill set and qualifications and the relative pros and cons of various candidates being considered for the position and made recommendations of new executive pay packages to the Committee.

(c) Compensation Consultant, page 16

6.              Please describe the compensation consultant’s role in determining or recommending the amount or form of executive compensation; state whether the compensation consultant was engaged directly by the compensation committee; describe the nature and scope of the compensation consultant’s assignment; and provide the material elements of the instructions or directions given to the consultant regarding the performance of its duties under the engagement Please refer to Item 407(e)(3)(iii) of Regulation S-K and the Division of Corporation Finance’s Compliance and Disclosure Interpretation Question 118.06 under Regulation S-K available on our website at http://www.sec.gov/divisions/corpfin/ guidance/regs-kinterp.htm.

Response

In August 2007 the Compensation Committee directly engaged Hewitt Associates LLC (“Hewitt”) as its independent outside compensation consultant to provide it with objective and expert analyses, advice and information with respect to executive compensation. Hewitt maintains no other direct or indirect business relationships with the Company.  In performing its services, Hewitt interacted collaboratively with the Compensation Committee and senior management.

Hewitt performed the following services in 2008:

•                  Provided analysis and advice regarding bonus plan design alternatives

•                  Provided analysis and advice regarding long-term incentive design alternatives

•                  Provided compensation benchmarking

•                  Responded to other ad-hoc requests

Hewitt did not make any recommendations as to any amount to be paid to any Named Executive or any form of compensation to be paid to any Named Executive.

(d) Compensation Benchmarking and Peer Groups, page 16

7.              We note that the compensation committee uses different peer groups and studies for different benchmarking comparisons.  We further note that you disclose only the 2007 peer group developed by the Compensation Committee with the assistance of Hewitt and the chief executive officer.  It is unclear from your disclosure which peer groups or studies were used for the different benchmarking comparisons you reference.  For each element of compensation, please identify the companies that comprised each peer group against which you benchmarked your executive compensation.  To the extent the compensation committee relied on studies for benchmarking purposes, you should provide meaningful disclosure regarding the nature and scope of the studies relied upon.

Response

The Named Executives Peer Group, initially selected in 2007, served as the primary point of comparison utilized by the Committee in setting each element of compensation for the Named Executives in 2008.  The Committee supplemented this peer group data with data from the Hay Group Chain Restaurant Compensation Association Survey and Hewitt’s Total Compensation Measurement Database for purposes of validation and context only, but not for purposes of benchmarking.  However, this supplemental information was used more extensively by the Committee with respect to executives, other than the Named Executives, where there were few or no comparable positions in the Named Executives Peer Group.  Each of the data sources above included compensation data with respect to total compensation as well as element by element breakdowns (i.e. base salaries, bonus targets and the value of equity awards).  Listings of the companies that participated in the Hay Group Chain Restaurant Survey and those included in Hewitt’s Total Compensation Measurement Database are set forth on attachments “A” and “B” hereto.

In its future filings the Company will identify the companies that comprise each peer group, including those used for the supplemental purposes described above.

(g) Performance-Based Compensation, page 17

8.              You indicate that under the 2008 Incentive Plan, bonus awards are based solely on individual business objectives of the named executive officers, other than the CEO.  We note, however, that you did not include a discussion of the individual business objectives for the affected officers except to provide a general statement as to how difficult it would be for executives to achieve those objectives.  Please explain how you determined not to include a discussion of the individual business objectives with respect to performance-based compensation.  To the extent you relied on Instruction 4 to Item 402(b), we presume you have a competitive harm analysis supporting your omission of the specific quantitative or qualitative performance-related factors.  Please advise.

Response

The Company did not take the position that disclosure of the individual business objectives (“IBOs”) for the affected officers for 2008 would result in competitive harm for the registrant.  In preparing the CD&A, it was felt the description of the incentive plan and the role of the IBOs in determining the bonus amounts satisfied the rule.  In future filings the Company will provide more detailed descriptions of bonus objectives, if applicable, assuming that it does not determine that doing so would result in competitive harm to the registrant as outlined in Instruction 4 to Item 402(b).  As noted in your question, the CEO’s bonus payout was not tied to IBOs.  In addition, Thomas G. Conforti left the Company in September 2008, prior to the end of the fiscal year and did not receive a bonus.

As noted in the proxy statement, Mr. Archer was hired in May 2008, and Mr. Hague was hired in July 2008.  Upon hiring they were each guaranteed a minimum bonus for the 2008 calendar year equal to 50% of their prorated target bonus amounts.  Under the 2008 Incentive Plan their bonuses could have been higher than the guaranteed amount based upon their performance of their IBOs and the ultimate Business Performance Modifier for their respective business units.

The following is a brief description of the individual business objectives for Messrs. Archer, Celio, Hague and Kalvin:

Mr. Archer had five IBOs.

1.             Create a culture of performance and accountability

2.             Align organizational systems and resources to deliver the Applebee’s business plan

3.             Re-energize the Applebee’s brand by developing new:

(i) Brand positioning

(ii) Target segments

(iii) Focus on value

(iv) Marketing and media approach

(v) Advertising campaign

4.             Improve restaurant level execution and profitability

(i) Improve Company restaurant operating margins

(ii) Improve guest satisfaction

5.             Execute against the refranchise plan

These goals were not weighted.  The Committee determined that Mr. Archer achieved 100% of his individual business objectives.

Mr. Celio had three IBOs.  His first goal was shared with another executive and called for the initiation and completion of an evaluation of the Applebee’s and IHOP organizations to achieve additional economies through the implementation of a shared services business model (goal weight 25%).  The second goal was shared with an IHOP executive and related to the design and introduction of a new IHOP restaurant concept (goal weight 25%).  The third goal related to the creation and implementation of a joint purchasing co-operative for the Applebee’s and IHOP restaurant systems (goal weight 50%).  The Committee determined that Mr. Celio achieved 100% performance of his individual business objectives.

Mr. Hague had three IBOs.  They were:

1.             Develop tactical plans to ensure achievement of the 2008 Operating Plan

2.             Develop 2009 Core Business Game Plan

3.             Lead the development of a new IHOP restaurant concept

These goals were not weighted.  The Committee determined that Mr. Hague achieved 100% performance of his individual business objectives.

Mr. Kalvin had three IBOs.  His first goal was to complete a range of integration activities related to the Applebee’s acquisition (goal weight 50%).  These included the integration of separate company closing activities and dates on a stabilized basis, alignment of accounting policies for the two companies on a combined basis, steps needed to file new combined revised Forms 10-K and 10-Q, integration of the roles and responsibilities within the new organizational structure across business units and the assessment of financial information and presentation requirements for monthly financial packages.

Mr. Kalvin’s second IBO related to the integration of a common accounting and finance software system throughout the organization (i.e. across the Applebee’s, IHOP and shared services business units) (goal weight 20%).

Mr. Kalvin’s third goal related to the finalization of purchase price accounting associated with the Applebee’s acquisition (goal weight 30%).

The Committee determined that Mr. Kalvin achieved 100% of his individual business objectives.

Item 13.  Certain Relationships and Related Transactions, and Director Independence, page 133

Incorporated by Reference from the Definitive Proxy Statement on Schedule 14A filed April 17, 2009

Certain Relationships and Related Transactions, page 11

9.              We note the discussion regarding your policies with respect to transactions with related persons.  We specifically note your statement that “before engaging in any conduct that creates an actual, apparent or potential conflict of interest, executive officers and directors must make full disclosure of all facts and circumstances to the Corporate Secretary, who shall inform and seek the prior approval of the Audit and Finance Committee to the Board of Directors.”  It does not appear that you have described the material features of your policies, such as the types of transactions covered by your policies or the standards to be applied in determining whether a transaction constitutes a reportable related party transaction pursuant to Item 404(a) of Regulation S-K.  Please refer to Item 404(b)(1)(i) and (ii) of Regulation S-K and advise.

Response

Our Code of Business Conduct, which is available on the Company’s website, provides that special rules apply to executive officers and directors who engage in conduct that creates an actual, apparent or potential conflict of interest. As noted in the proxy statement, before engaging in any such conduct, executive officers and directors must make full disclosure of all facts and circumstances to the Corporate Secretary, who shall inform and seek the prior approval of the Audit and Finance Committee of the Board of Directors.  The policy includes an acknowledgement that it cannot list every conceivable conflict of interest, but does provide a recitation of some common types of actual, apparent or potential conflicts of interest.  These include:

•                  the receipt of improper or unauthorized personal benefits from the Company

•                  ownership of an interest in a business that competes with the Company

•                  direct business arrangements with the Company

•                  outside employment or activities with a competitor or supplier

•                  participation in certain charitable, governmental or other outside activities

•                  family members working in the restaurant or franchise industry or industries that support or supply these industries

•                  the pursuit of certain business or investment opportunities that might be of interest to the Company

•                  the receipt of gifts or entertainment from people or entities doing business with the Company

•                  certain dealings with governmental officials

The policy does not provide a standard separate and apart from the provisions of Item 404(a) as to the disclosure of related party transactions but does provide that waivers of the policy for directors and executive officers may be made only by the Board of Directors as a whole or the Audit and Finance Committee of the Board and must be promptly disclosed as required by law or regulation.

We hope our responses appropriately address the Staff’s comments. Please contact me at (818) 637-3628 should you require additional information or have any questions.

Sincerely,

/s/ Greggory Kalvin
Greggory Kalvin
Vice President, Corporate Controller
(Principal Accounting Officer)

Attachment A

Hay Group Chain Restaurant Compensation Association Survey

List of Participants

ACF Enterprises

Applebee’s International

Benihana

BEP Colorado Restaurants

Bob Evans Farms

Boddie-Noell Enterprises

BoJangles’ Restaurants

BRAVO! Development

Brinker International

BUCA

Buffalo Wild Wings

Buffet Partners

Buffets

Burger King

Captain D’s

Caribou Coffee

Carlson Restaurant Worldwide

Carrols Holdings

CBRL Group

CEC Entertainment

Checkers Drive-In Restaurants

Cheddar’s Restaurants

Cheesecake Factory

Chipotle Mexican Grill

Church’s Chicken

CKE Restaurants

Claim Jumper Restaurants

Concessions International

Cosi

Culvers Franchising System

Darden Restaurants

Dave & Buster’s

Denny’s Corporation

Domino’s Pizza

Donatos Pizza

Dunkin’ Brands

Eat’n Park Hospitality Group

Famous Dave’s of America

Fired Up

Friendly Ice Cream

Frisch’s Restaurants

Golden Corral

Grill Concepts

Hard Rock Café

HMSHost

Hooters of America

IHOP

In-N-Out Burger

International Dairy Queen

Jack in the Box

K & W Cafeterias

Krispy Kreme Doughnuts

La Madeleine de Corps

Legal Seafood

Little Caesar Enterprises

Logan’s Roadhouse

Macayo Restaurants

Mazzio’s Corporation

McDonald’s

Metromedia Restaurant Group

Morton’s Restaurant Group

Noodles & Company

NPC International

O’Charley’s

P.F. Chang’s China Bistro

Panda Restaurant Group

Panera Bread Company

Papa Gino’s

Papa John’s International

Planet Hollywood

Perkins Restaurant & Bakery

Piccadilly Restaurants

Potbelly Sandwich Works

Quiznos Sub

Raising Cane’s Restaurants

Rare Hospitality International

Real Mex Restaurants

Restaurants Unlimited

Rock Bottom Restaurants

Round Table Pizza

Rubio’s Restaurants

Ruby Tuesday

Ruth’s Chris Steak House

Seed Restaurant

Sonic Restaurants

Starbucks Coffee Company

Steak n Shake

Taco John’s International

The Briad Group

The Jacmar Companies

The Krystal Company

The Johnny Rockets Group

Thomas & King

Universal Parks & Resorts

Uno Restaurant Holding

Vicorp Restaurants

Walt Disney World

Wendy’s International

Whataburger

White Castle

Yum! Brands

Attachment B

Hewitt’s Total Compensation Measurement Database

List of Participants

ACCO Brands Corporation
ADC Telecommunications, Inc.
AGL Resources Inc.
Alberto-Culver Company
Allegheny Energy, Inc.
Allergan, Inc.
American Axle & Manufacturing, Inc.
American Commercial Lines
American Greetings Corporation
Ametek, Inc.
AMSTED Industries Incorporated
Andersen Corporation
AnnTaylor Stores Corporation
Armstrong World Industries, Inc.
Ash Grove Cement Company
Battelle Memorial Institute
Bausch & Lomb Incorporated
Beazer Homes USA, Inc.
Belk, Inc.
Big Lots, Inc.
BJ Services Company
Boise, Inc.
The Bon-Ton Stores, Inc.
Brady Corporation
Brightpoint, Inc.
Brinker International, Inc.
Broadridge Financial Solutions, Inc.
Brown Shoe Company, Inc.
Cameron International Corporation
Catalent Pharma Solutions, Inc.
Chicago Bridge and Iron Company
Chico’s FAS, Inc.
Chiquita Brands International, Inc.
Church & Dwight Company, Inc.
Cleco Corporation
Cleveland-Cliffs Inc
The Clorox Company
Collective Brands, Inc. (Formerly Payless Shoesource)
Corn Products International Inc
Covance
Crate and Barrel
Curtiss-Wright Corporation
Del Monte Foods Company
Deluxe Corporation
Donaldson Company, Inc.

DSW Inc.
The Dun & Bradstreet Corporation
Dynegy Inc.
ECCS - Black & Veatch
Eddie Bauer, Inc
Edwards Lifesciences LLC
El Paso Corporation
Energizer Holdings, Inc.
Equifax Inc.
Federal Signal
The Finish Line, Inc.
Fiserv, Inc.
Fleetwood Enterprises, Inc.
Flowserve Corporation
FMC Technologies
GATX Corporation
General Parts International, Inc.
Global Crossing Ltd.
Global Payments Inc.
H. B. Fuller Company
Hanesbrands, Inc.
Hasbro, Inc.
Herman Miller, Inc.
The Hershey Company
Hubbell Incorporated
Idearc Media
IMS Health Inc
JohnsonDiversey
Jones Lang LaSalle
Joy Global Inc.
Kaman Corporation
Kennametal Inc.
King Pharmaceuticals, Inc
L.L. Bean Incorporated
Leggett & Platt Inc.
Lennox International Inc.
Levi Strauss & Co.
Martin Marietta Materials, Inc.
McCormick & Company, Inc.
Mueller Water Products
Nalco Company
NCR Corporation
Olin Corporation
Packaging Corporation of America
Pactiv Corporation
Papa John’s International
Perrigo
PETsMART
Phillips-Van Heusen Corporation

Pier 1 Imports, Inc.
Pinnacle West Capital Corporation
Pioneer Natural Resources Company
Polaris Industries Inc.
Portland General Electric Company
Rockwell Collins
Sauer-Danfoss Inc.
SCANA Corporation
Schneider National, Inc.
Schreiber Foods Inc.
The Scotts Miracle-Gro Company
Sealed Air Corporation
Solo Cup
Solutia Inc.
Sonoco Products Company
Spartan Stores, Inc.
The Stanley Works
Steelcase Inc.
Tecumseh Products Company
Temple-Inland Inc.
Thomas & Betts Corporation
The Timberland Company
Tractor Supply Company
TriMas Corporation
Trinity Industries, Inc.
Tupperware Corporation
United Stationers Inc.
UST Inc.
Valmont Industries, Inc.
The Valspar Corporation
Vulcan Materials Company
W. L. Gore & Associates, Inc.
W. R. Grace & Co.
Walter Industries, Inc.
Waters Corporation
The Western Union Company
WGL Holdings Inc
Windstream Communications
Woodward Governor Company
Wyndham Worldwide Corporation